eFuture Announces Resignation of Chief Financial Officer

Beijing, China, July 16, 2010 – eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the resignation of Ms. Ping Yu from the position of Chief Financial Officer. Ms. Yu, however, will continue to serve as a director of eFuture.  Mr. Adam Yan, eFuture's Chief Executive Officer, will serve as Acting CFO effective July 16, 2010, until the appointment of a new CFO is finalized, approximately August.

Ms. Yu has been coordinating with eFuture's Board of Directors and its senior management team on the appointment of a new CFO, as well as implementing measures to ensure a smooth transition.

Mr. Adam Yan, CEO of eFuture, said, "We greatly appreciate the contribution Ms. Yu has made to eFuture.  In particular, we are grateful for her efforts in strengthening our financial and management reporting systems and improving our internal controls. She has helped put eFuture on track to achieve its financial objective of profitable growth over the long term, and we wish her all the best in her future endeavors."

Ms. Yu added, "Working at eFuture since January 2007 has been a rewarding experience, culminating in eFuture's return to growth in the first quarter of this year.  It has been an honor to work together with the management team towards achieving margin expansion on the back of solid top-line growth, coupled with disciplined expense management and rationalization of eFuture's cost structure.  I am fully committed to ensuring a smooth transition, and I wish eFuture every success going forward."

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (Nasdaq: EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft and JDA. eFuture has more than 670 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e-future.com.cn.

Safe Harbor

This announcement contains forward-looking statements.  These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements.  eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties.  Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in eFuture's revenues and certain cost or expense items; eFuture's ability to attract customers and leverage its brand; trends and competition in the software industry; eFuture's ability to control expenses and maintain profit margins; eFuture's ability to hire, train and retain qualified managerial and other employees; eFuture's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with eFuture; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of July 16, 2010, and eFuture undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5165 0998 ext. 8804	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com